Filed pursuant to Rule 253(g)(2)

File No. 024-11598

SUPPLEMENT NO. 3 DATED JUNE 1, 2024

TO OFFERING CIRCULAR DATED SEPTEMBER 26, 2023

EMERGING FUELS TECHNOLOGY, INC.

6024 S. 116th East Avenue

Tulsa, Oklahoma 74146

Tel.: 918.286.6802

EXPLANATORY NOTE

This Supplement No. 3 to the Offering Circular should be read in conjunction with the Offering Circular of Emerging Fuels Technology, Inc. (the “company”) dated September 26, 2023 as supplemented on November 28, 2023 and April 29, 2024, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplements, can be found HERE, HERE and HERE.

The purpose of this supplement is to announce the following changes to the offering statement and any supplements, effective immediately:

Minimum investments

The minimum investment in this offering is $1,080, or 300 shares of Non-Voting Common Stock.

New Board Member

On May 14, 2024, pursuant to Sections 3.2 and 3.4 of the company’s Third Amended and Restated Bylaws, the company’s board of directors voted to increase the size of the company’s board from 5 directors to 6 directors and appointed Jon Morgan to fill the vacancy created by the new directorship. Mr. Morgan’s biography is set forth below and supplements the disclosure set forth on pages 36-37 of the Offering Circular under the heading “Directors, Executive Officers and Significant Employees.”

Jon Morgan, Director, is the Chief Operating Officer at Jay-Bee Oil & Gas (2022-Present).  Jonathan has over 11 years of leading operational and product teams globally across numerous industries.  Most recently he was instrumental in modernizing the internal budgeting and forecasting processes as well as launching KPI reporting.  Before Jay-Bee, he successfully built and developed teams across military, technology, and oil & gas sectors with budgets of over $200 million. His last role was as a Product Manager at Google (2014-2022), launching cybersecurity, hardware, and health products to billions of users.  In addition, he has founded and worked with several startups, currently serving in multiple board and advisory roles.